Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement is available at www.proxyvote.com.

OTONOMO TECHNOLOGIES LTD.

Proxy for Annual Meeting of Shareholders
on May 26, 2022
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Bonnie Moav and Maya Nassie-Neeman, and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Otonomo Technologies Ltd., to be held at 3:00 PM (Israel time) on May 26, 2022 at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, and at any adjournments or postponements thereof, as follows

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

OTONOMO TECHNOLOGIES LTD. 16 ABBA EBAN BLVD. HERZLIYA PITUACH 467256, ISRAEL
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 25, 2022. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 25, 2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

OTONOMO TECHNOLOGIES LTD.
		For	Against	Abstain			For	Against	Abstain

1.	To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2022 and for an additional period until the next Annual General Meeting.	☐	☐	☐	4.	To approve a plan for Mr. Volkow for an annual cash bonus for the year 2022, based on the achievement of certain milestones.	☐	☐	☐
2.	To approve the election of Mr. Meir Moshe to the Board of Directors until the third annual meeting held after the date of his appointment.	☐	☐	☐	4a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? Response required for vote to be counted.	Yes ☐	No ☐
3.
To approve a $65,683 special bonus for Mr. Ben Volkow, the CEO and chairman of the Board, as previously approved by the Board, as an award for the successful closing of the merger transaction with Neura, Inc.

		☐	☐	☐
3a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 3 above? Response required for vote to be counted.	Yes ☐	No ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

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Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date